November 6, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C.  20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited
Revised Schedule 14A Preliminary Proxy Statement
Filed November 5, 2009
File No. 1-33628

Dear Mr. Schwall:

Set forth below are Energy XXI (Bermuda) Limited’s, a Bermuda corporation (the “Company”), responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 3, 2009, with respect to the Company’s Revised Schedule 14A Preliminary Proxy Statement filed October 22, 2009, File No. 1-33628 (the “Proxy Statement”).  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Executive Compensation, page 41

Elements of Compensation, page 45

1.
You disclose at page 45 that the Remuneration Committee established “the following performance targets,” but you still do not provide quantification for any of the bulleted items.  We refer you to prior comments 6 and 7, and we reissue both comments.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement as requested.  Specifically, the Company has disclosed the quantified goals for each of the itemized performance targets and the numeric ratings given by the Remuneration Committee with respect to each performance target in light of the Company’s performance during the 2009 fiscal year.  Please see pages [45-46].

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

November 6, 2009   Page 2

Please direct any questions that you have with respect to the foregoing or with respect to the Proxy Statement to Mark Kelly at (713) 758-4592 or Heather Callender at (713) 758-4618.

Very truly yours,

/s/ Vinson & Elkins LLP

Cc:          David West Griffin, Energy XXI (Bermuda) Limited